Stark Focus Group, Inc. Suite 3001, 506 6th Street SW Calgary, AB T2P 1X5

June 26, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:  Daniel Morris

Dear Sirs/Mesdames:

Re: Stark Focus Group, Inc. Registration Statement on Form S-1 Filed May 29, 2020 File No. 333-237100

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Stark Focus Group, Inc. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237100), as amended (the "Registration Statement"), to 4:00 p.m. Eastern Time, on Tuesday, June 30, 2020 or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the United States Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission or the staff from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Jonathan Lotz of Lotz & Company, special counsel to the Company, at (604) 699-0110, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Yours truly, STARK FOCUS GROUP, INC. Per:

	By:	/s/ Mario Todd
Mario Todd
Chief Executive Officer
cc: Lotz & Company Attention: Jonathan Lotz, ESQ. (via email)

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